UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of November, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated November 28, 2007	3 - 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Temporarily Reduces Underground Activities at Rabbit Lake
Saskatoon, Saskatchewan, Canada, November 28, 2007. . . . . . . . . . . . . .
Cameco Corporation announced today that underground activities at the Eagle Point mine at the Rabbit Lake operation have been temporarily reduced as a precautionary measure.
The mine experienced an increase of water flow from a mining area at the same time as the capacity of the surface water-handling system was reduced due to an equipment upgrade. Limited mining activity will continue and the mill continues to operate with a small amount of stockpiled ore. This mine has encountered similar situations in the past and dealt with them successfully.
Cameco’s regulators were notified of developments today. There are no safety or environmental issues associated with this event.
Increased water inflow is estimated at 40 to 50 cubic metres per hour. The mine has more than sufficient pumping capacity to deal with these levels. However, the capacity of the surface water-handling system is temporarily reduced due to previously planned upgrading that was already underway. In addition, the mine’s designated water storage capacity, primarily in mined out areas underground, is sufficient to hold more than three months of the additional inflow entering the mine. The planned upgrades to the surface water-handling system are expected to be complete in about one week at which time the mine will return to normal operations.
The water flow increase was from an area being mined about 90 metres below surface. All mining activities appeared normal until additional water began flowing into the area. Site crews are following customary procedures to stop the inflow.
The rock around the area is stable and Cameco’s geotechnical engineers have found no evidence of weakness. The entire Eagle Point mine is located in stable, basement rock and is accessed by a ramp from surface. The company uses an open stope mining method in which the ore is drilled and blasted from a tunnel above and falls to a lower level. It is then picked up by scoop trams and transported by truck to surface.

In 2007, Cameco has already produced 3.6 million pounds of uranium at Rabbit Lake and estimates annual production will be 3.8 to 4.0 million pounds.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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